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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (FINAL AMENDMENT)
                           MOLECULAR DIAGNOSTICS, INC.
         ---------------------------------------------------------------
                       (Name of Subject Company (issuer))
                           MOLECULAR DIAGNOSTICS, INC.
         ---------------------------------------------------------------
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))
                         Common Stock, par value $0.001
         ---------------------------------------------------------------
                         (Title of Class of Securities)

         ---------------------------------------------------------------
                      (CUSIP Number of Class of Securities)
                                Peter P. Gombrich
                                    President
                           Molecular Diagnostics, Inc.
                       414 North Orleans Street, Suite 510
                             Chicago, Illinois 60610
      --------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                             Robert J. Minkus, Esq.
                              Schiff Hardin & Waite
                                6600 Sears Tower
                             Chicago, Illinois 60606
                                 (312) 258-5500

Check the appropriate boxes below to designate any transactions to which the statement relates:
      [ ]        third-party tender offer subject to Rule 14d-1.
      |X|        issuer tender offer subject to Rule 13e-4.
      [ ]        going-private transaction subject to Rule 13e-3.
      [ ]        amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


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This Final Amendment to Schedule TO amends and supplements the Schedule TO originally filed on November 20, 2001, as amended by Amendment No. 1 on December 19, 2001 (as so amended, the "Statement") relating to the offer by Molecular Diagnostics, Inc., a Delaware corporation ("Molecular Diagnostics"), to exchange (the "Exchange Offer") 1/25 (one twenty-fifth) of a share of Series E convertible preferred stock, par value $0.001, of Molecular Diagnostics for each share of common stock, par value $0.001, of Molecular Diagnostics outstanding on November 16, 2001. Molecular Diagnostics made the Exchange Offer based on the terms and conditions set forth in the Offering Circular, dated December 18, 2001 (the "Offering Circular") and in the related letter of transmittal. Copies of the Offering Circular and the letter of transmittal were previously filed with the Statement as exhibits (a)(1) and (a)(2), respectively.

ITEMS 4 AND 11.
Items 4 and 11 of the Statement are hereby amended and supplemented as follows:

The Exchange Offer expired at 5:00 p.m., New York City time, on December 28,
2001.

Molecular Diagnostics accepted for exchange 10,859,088 shares of its common stock. In exchange for the accepted shares of common stock, Molecular Diagnostics will issue approximately 434,363 shares of its Series E convertible preferred stock.

ITEM 12.

Item 12 of the Statement is hereby amended and supplemented as follows:

(a)(8) Press Release dated January 21, 2002.

                                    SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: January 23, 2002

                                                     By: /s/ PETER P. GOMBRICH
                                                        -----------------------
                                                             Peter P. Gombrich
                                                             President


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